

SEC File No. 82-34751

SUPPL

Elementis plc

Documents Furnished Under Cover of Letter Dated March 27, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice (LSE)	4575A	March 27, 2006
2.	Regulatory News Service Notice (LSE)	4123A	March 27, 2006
3.	Companies House Notice – Return of Allotment of Shares	88(2)	March 17, 2006
4.	Companies House Notice – Return of Allotment of Shares	88(2)	March 17, 2006
5.	Regulatory News Service Notice (LSE)	4800Z	March 8, 2006
6.	Companies House Notice – Return of Allotment of Shares	88(2)	March 6, 2006
7.	Companies House Notice – Return of Allotment of Shares	88(2)	March 6, 2006
8.	Regulatory News Service Notice (LSE)	2235Z	March 2, 2006
9.	Regulatory News Service Notice (LSE)	2227Z	March 2, 2006
10.	Companies House Notice – Return of Allotment of Shares	88(2)	February 27, 2006
11.	Regulatory News Service Notice (LSE)	8160Y	February 23, 2006
12.	Companies House Notice – Change in Situation or Address of Registered Office	287	February 13, 2006
13.	Regulatory News Service Notice (LSE)	5836X	January 27, 2006
14.	Regulatory News Service Notice (LSE)	7493W	January 10, 2006
15.	Regulatory News Service Notice (LSE)		January 9, 2006
16.	Companies House Notice – Return of Allotment of Shares	363s Annual Return	January 12, 2006
17.	Regulatory News Service Notice (LSE)	7745V	December 16, 2005
18.	Regulatory News Service Notice (LSE)	8367V	December 16, 2005
19.	Companies House Notice – Return of Allotment of Shares	88(2)	December 16, 2005
20.	Companies House Notice – Return of Allotment of Shares	88(2)	December 14, 2005
21.	Companies House Notice – Return of Allotment of Shares	88(2)	December 13, 2005
22.	Regulatory News Service Notice (LSE)	4871V	December 12, 2005
23.	Companies House Notice – Return of Allotment of Shares	88(2)	December 9, 2005
24.	Regulatory News Service Notice (LSE)	3473V	December 8, 2005
25.	Companies House Notice – Return of Allotment of Shares	88(2)	December 7, 2005
26.	Regulatory News Service Notice (LSE)	1234V	December 5, 2005
27.	Regulatory News Service Notice (LSE)	1232V	December 5, 2005
28.	Regulatory News Service Notice (LSE)		December 5, 2005
29.	Companies House Notice – Return of Allotment of Shares	88(2)	December 1, 2005
30.	Companies House Notice – Return of Allotment of Shares	88(2)	November 28, 2005
31.	Companies House Notice – Return of Allotment of Shares	88(2)	November 18, 2005

dlw 3/28

	Document Description	Form or Document	Date
31.	Companies House Notice – Return of Allotment of Shares	88(2)	November 18, 2005
32.	Regulatory News Service Notice (LSE)	2735U	November 17, 2005
33.	Regulatory News Service Notice (LSE)	1347U	November 15, 2005
34.	Regulatory News Service Notice (LSE)	1346U	November 15, 2005
35.	Regulatory News Service Notice (LSE)	0259U	November 11, 2005
36.	Regulatory News Service Notice (LSE)	0261U	November 11, 2005
37.	Regulatory News Service Notice (LSE)	5802T	November 3, 2005
38.	Regulatory News Service Notice (LSE)	4183T	November 1, 2005

RNS Number:4575A
Elementis PLC
27 March 2006

Elementis plc ('the Company')

The Company announces that it was notified on 27 March 2006 under Section 198 of the Companies Act 1985 that as at 27 March 2006 Hanover Investors Partners - V, LLC was interested in 21,628,378 Ordinary Shares of 5p each in the Company. These holdings represent 4.95% of the issued Ordinary Share capital of the Company as at 27 March 2006.

Jennifer Murphy
Company Secretary

27 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFIEVRIDFIR_SN_RNS4575A_SU_RNSTEST_XX_150727.8782_RZ__RT_R.xRoute.001
~

RNS Number:4123A
Elementis PLC
27 March 2006

27 March 2005

Elementis plc
Second Phase of Strategic Review

Elementis plc is today announcing the results of the second phase of the Board's Strategic Review.

In October 2005 the Board, having reviewed the businesses and operations of the Company, decided to implement a number of changes in order to achieve three key objectives as follows:

* Improve the base earnings level of the Company
* Reduce the volatility of Chromium earnings
* Focus attention on Specialties, which is the largest and most profitable business.

Progress so far

Progress has been made in implementing the actions announced in October to address the first two of these objectives. The reorganisation of certain corporate and administrative functions in order to improve base earnings, together with certain actions announced in the first half of 2005, have been completed and will lead to a reduction in fixed costs in 2006 versus 2005 of £11.1 million, with a further £1.9 million in 2007. In Chromium the announced closure of 50% of capacity in the UK, in order to reduce earnings volatility, is on course to be completed by around the end of the March 2006, and 60% of the remaining UK production is being sold under twelve month contracts. The Group has taken some additional actions to stabilise earnings in 2006 by fixing 40% of its electricity costs and 60% of its gas costs for the year, and hedging approximately 80% of its US Dollar and Euro cash flows against sterling.

Focusing attention on Specialties

The third objective is to focus attention on Specialties, and this has been the main theme of the second phase of the Board's Strategic Review. Specialties, excluding surfactants which are related to the Servo acquisition, already generates attractive returns, but going forward the Group believes it can leverage its' portfolio of rheology modifiers and dispersions, which had sales of £139.7 million in 2005, to increase sales growth rates without compromising margins. Opportunities in personal care, low solvent thickeners and plastic additive niches will be pursued via a refocused R&D group to enhanced medium term performance.

In the near term Specialties will also benefit from further efficiencies identified during phase two of the Review. Improvements in manufacturing efficiencies, as well as reductions in selling and administration costs will reduce costs in 2007 by a further £2.2 million. When combined with savings announced in October 2005 and changes in US pension benefits to be implemented by the end of the first half, the Group will benefit from total cost reductions of £5.3 million in 2007 compared to 2006.

Current Trading

Trading for the first quarter of 2006 has been satisfactory in all categories, with the coatings markets showing an improvement over 2005.

Commenting on phase two of the Strategic Review, Edward Bramson, Executive Chairman said:

'Today's announcement is consistent with our strategy of improving the Group's long term earnings quality and consistency, and we are confident that the Specialties business will provide an excellent platform for future growth and cash flow generation. We are now taking steps to improve 2007 earnings consistency and we intend to provide further updates on segment performance and the outlook for trading at the time of our Interim announcement.'

\- ENDS -

Enquiries:

Elementis plc — Tel: +44 (0)1784 227000
Ed Bramson, Chairman
Brian Taylorson, Finance Director

Financial Dynamics — Tel: +44 (0)20 7831 3113
Andrew Dowler
Greg Quine

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCEAKDXADDKEEE



SEC FILE NO. 82-34751

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	17	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	5722		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

...allottees

...hareholder details (...t allottees as one shareholder)	Shares and share class allotted	
– CREST ACCOUNT 142 GW ...OOD NOMINEES – MEMBER ACCOUNT NON CFM MOORGATE, LONDON UK Postcode EC2R 6DA	Class of shares allotted ORDINARY	Number allotted 5722
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17 MARCH 2006

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor.~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

SEC FILE NO. 82-34751

RECEIVED

2006 MAR 28 P 4:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3299608

Company name in full: ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	681,805		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PERSHINGS LIMITED	Class of shares allotted	Number allotted
Address ONE CLOVE CRESCENT	ORDINARY	68,805
LONDON		
CREST ID : 601 DESIGNATION: HGCF UK Postcode E14 2BH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17-3-06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

RNS Number:4600Z
Elementis PLC
08 March 2006

Elementis plc ("the Company")

The Company announces that it was notified on 07 March 2006 under Section 198 of the Companies Act 1985 that as at 03 March 2006 AEGON UK plc was interested in 13,217,833 Ordinary Shares of 5p each in the Company. These holdings represent 3.03% of the issued Ordinary Share capital of the Company as at 07 March 2006.

Jennifer Murphy

Company Secretary

08 March 2006

END



SEC FILE NO. 82-34751



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	45,401		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)	29 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PERSHINGS LIMITED Address ONE CLOVE CRESCENT LONDON CREST ID: 601 DESIGNATION: HGCF UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 45,401
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/3/06

** director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL	
	Tel 0207 408 9313
DX number	DX exchange

SEC FILE NO. 82-34751

[illegible] COMPLETE IN [illegible]RIPT OR IN [illegible] BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
[illegible]e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	06	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,059		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	44.12p		

[illegible]t the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

[illegible] of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Denise Duckett Address 5 Coe Spur, Slough, Berkshire. UK Postcode SL1 9JL	Class of shares allotted Ordinary	Number allotted 3,059
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,059**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 6-3-06

A director / secretary / ~~administrator~~ / administ~~rative receiver~~ / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc
10 ALBEMARLE STREET
LONDON
W1S 4BL

Tel: 0207 408 9300 Fax: 0207 493 2194

DX number DX exchange

RNS Number:2235Z
Elementis PLC
02 March 2006

Elementis plc ("the Company")

The Company announces that it was notified on 02 March 2006 under Section 198 of the Companies Act 1985 that as at 02 March 2006 Silchester International Investors Limited was interested in 46,178,853 Ordinary Shares of 5p each in the Company. These holdings represent 10.57% of the issued Ordinary Share capital of the Company as at 02 March 2006.

Jennifer Murphy

Company Secretary

02 March 2006

END

RNS Number:2227Z
Elementis PLC
02 March 2006

Elementis plc ('the Company')

The Company announces that it was notified on 02 March 2006 under Section 198 of the Companies Act 1985 that as at 27 February 2006 Silchester International Investors Limited was interested in 51,178,853 Ordinary Shares of 5p each in the Company. These holdings represent 11.7% of the issued Ordinary Share capital of the Company as at 02 March 2006.

Jennifer Murphy
Company Secretary

02 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFIRVLIFIIR

SEC FILE NO. 82-34751


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3299608
Company name in full	ELEMENTIS PLC

● Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	02	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	19922		
Nominal value of each share	5p		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

● If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): GREENWOOD NOMINEES - CREST ACCOUNT 142 GW	Class of shares allotted	Number allotted
Address: 20 MOORGATE - MEMBER ACCOUNT NON CFM	ORDINARY	19922
LONDON		
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27-2-06

** A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC
10 ALBEMARLE STREET
LONDON W1S 4BL Tel 0207 400 9300
DX number DX exchange

SEC FILE NO. 82-34751

RNS Number:8160Y
Elementis PLC
23 February 2006

23 February 2006

ELEMENTIS plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

Highlights

* Group sales 7 per cent ahead of 2004, excluding portfolio changes.
* Operating profit before exceptional items £20.3 million, 77 per cent up on 2004.
* Earnings per share before exceptional items 2.8p (2004: 1.3p)
* Final distribution to shareholders 1.1p (2004: 1.1p). 2.2p for the year (2004: 2.2p)
* Operating loss from continuing operations after exceptional items £25.4 million (2004: profit £5.2 million).
* Loss per share 8.8p (2004: earnings of 0.8p)

Edward Bramson, Executive Chairman of Elementis plc, said:

'We are pleased to report the solid strategic progress that has been made during 2005. Our focus continues to be on improving the group's long term earnings quality and consistency to generate funds for growth and for distribution to shareholders.

The first phase of our strategic review, which was announced in October 2005, is on track. Our second phase, which will be announced near the end of the first quarter this year, will primarily address our Specialties division.

Turning to the underlying financial performance during 2005, the increase in operating profits was driven by positive pricing in all of our businesses, particularly Chromium. Softness in the coatings sector constrained volumes in Specialties and Pigments but early indications for 2006 suggest that the sector is improving. The Board recommends a final dividend of 1.1 pence per share, taking total distributions for the year to 2.2 pence.'

- Ends -

Enquiries

Elementis
Edward Bramson, Executive Chairman 020 7408 9300
Brian Taylorson, Finance Director

Financial Dynamics 020 7831 3113
Andrew Dowler
Greg Quine

Executive Chairman's Statement

Sales in 2005 increased by 7 per cent on previous year to £439.9 million, after adjustments for acquisitions and disposals. The major contributor to the increase was improved pricing in each of our business segments, especially Chromium.

Operating profit before exceptional items increased to £20.3 million in 2005 from £11.5 million in 2004. For the year, the Group reported exceptional items of £47.7 million (2004: £2.6 million) resulting, principally, from the Board's strategic review announced in October. As a result the Group reported an operating loss from continuing operations of £25.4 million compared to a profit of £5.2 million in 2004.

Market conditions in many of the Group's end markets such as aerospace alloys, oilfield chemicals and personal care were reasonably good. The coatings markets which are significant for both Pigments and Specialties were, however, somewhat soft for most of the year which constrained volumes in both businesses. Conditions in the coatings market now appear to be improving.

The relocation of Elementis Pigments US manufacturing operations to a new facility in China progressed, essentially, as planned. As a result our margins for Pigments are approaching the levels that were anticipated when the project was initiated. The plant was in a parallel start-up phase during 2005 so little or no operating margin benefit was reflected in this year's results. Lower production costs should be reflected in Pigments profits for a significant portion of 2006 and the benefit of a full year's savings will be seen in 2007. The transition of customers to material produced in China has proceeded

remarkably smoothly which is a tribute to the professionalism of our Pigments management team.

In the interests of improved financial transparency, the Board has concluded that we should henceforth disclose additional detail for the Elementis Specialties business segment. As a result, we are now providing information in the operating and financial review (OFR) on our historical Specialties business (Specialty products), predominantly rheological modifiers, separately from Surfactants which are a significant part of the Servo business that was acquired in June 2004. As we implement specific strategies for these differing product lines we believe it will be helpful to shareholders to have this additional data. As noted above, Specialty products was adversely affected by soft volumes in the coatings markets which were offset by price increases. Specialty products results reflect the disposal of the Hardman adhesives business and the internal transfer of a product line to the Pigments business. Adjusting for these two factors Specialty products reported results essentially in line with those of the previous year. Surfactants' profits increased principally as a result of fixed cost reductions implemented during the year.

In advance of the results of the Board's strategic review of Specialties that is currently in progress, we undertook some fixed cost reductions in the second half of last year that include a contribution of around £4.0 million to the profits of this segment in 2006, independently of the outcome of the review.

Elementis Chromium reported a significant improvement in operating profit before exceptional items in 2005 after what was essentially a breakeven year in 2004. In a further step to increase financial transparency we are now reporting the results of the UK and US chromium businesses separately in the OFR. As was the case in the prior year, the UK chromium operation was unprofitable in 2005, although it moved into profitability in the second half. The first phase of the Board's strategic review, announced in October, addressed the level of Chromium profits in the UK and particularly the volatility of these profits which had an undesirable effect on Group earnings as a whole. As a result of the review we are cutting production capacity in the UK and reducing fixed costs more than proportionately. These actions, which are to be completed by the end of the first quarter, will materially reduce the worldwide breakeven level for the Chromium segment. They will also have the effect of improving returns as we will discontinue lower margin products which have also tended to be more volatile. Lower breakeven levels will reduce our sensitivity to cyclical fluctuations in demand in the future. Elementis will continue to be the world's largest supplier of chromium chemicals and with significant unused capacity available to us we retain the ability to increase production in response to

changes in market conditions. The restructuring of Chromium and the change in our management strategy are intended to reduce the historical volatility of the business and to result in a more predictable and therefore valuable earnings stream to the Group in the medium term.

In October, the Specialty Rubber business was sold for £18.2 million. Profitability of Specialty Rubber has improved over the last two years, but the Board concluded that there was insufficient strategic fit with the rest of the Group to justify further investment, and that a sale represented the best course of action.

Before exceptional items the Group reported basic earnings per share of 2.8 pence in 2005 (2004: 1.3 pence). After exceptional items, discussed below, we reported a net loss of 8.8 pence per share (2004: earnings of 0.8 pence). Net borrowings at the end of 2005 were £99.4 million (2004: £90.2 million). Foreign currency translation gave rise to £8.8 million of the increase.

The Board

Kevin Matthews and Chris Girling joined the Board in February and April respectively and Michael Hartnall retired in April 2005. Hanover Investors, with which I am associated, became a significant shareholder in the Company in the first half of 2005. Subsequently, further changes were made to the composition of the Board. Ian Brindle, Ken Minton, Matthew Peacock and I joined the Board in June. Keith Hopkins and Edward Wilson resigned at the same time. Philip Brown retired from the Board at the end of June and Geoff Gaywood resigned from the Board in August. The Board would like to express its appreciation to these former directors who laid the foundation for many of the positive developments that we expect to see in 2006.

Strategy

Following its reorganisation in June the Board has been conducting a review of the Group's strategy. The first phase of the strategic review, announced in October, set out three main goals. The first is to increase the base level of the Group's profits significantly in 2006 as a base from which to grow earnings in subsequent years. We believe that a consistent increase in the level of our returns is necessary if we are to have the resources to finance growth without the need for external financing, to increase distributions to shareholders in the future, and to motivate employees to achieve above average returns.

To this end, during 2005, we took a number of actions to reduce head office

costs and to combine certain overhead functions in Pigments and Specialties, both of which are based in the USA. As a result, we expect overhead expenses to be reduced by more than £11.0 million per year in 2006 compared with 2005. This cost reduction is significant when compared with this year's reported results. The reduction also reflects a long-term change in the way that Elementis will be managed. Authority and responsibility in many areas have now been transferred to the management of the operating businesses with, I believe, resultant benefits in improved decision making and employee motivation.

The Board's second objective is to refocus resources and attention on the Specialties business segment. This is our largest and highest profit margin business and has, we believe, attractive growth opportunities. The next phase of the strategic review will focus on Specialties and we anticipate that the Board will make an announcement towards the end of the first quarter.

The third objective that the Board has set is to improve the Group's longer-term earnings quality and consistency. In order to accomplish this it has been necessary to change the strategic position of the Chromium business to reduce volatility in the manner described above. We are planning other steps to increase the predictability of earnings in 2006 which will form part of the forthcoming Board review.

Exceptional items

As a result of the implementation of the first part of the Board's strategic

review, the Group has recorded an exceptional charge in 2005 of £32.9 million, representing £13.4 million of cash costs and £19.5 million of asset write downs partly offset by pension curtailment gains. The cash costs will be financed principally from the net proceeds of the Specialty Rubber sale. Total exceptional items for the year, including management actions announced at the interim stage, were £47.7 million.

Environmental, health and safety

Performance by the Group continued to be of a high standard in 2005 with improvements being recorded in most of the key measures. In particular, our safety performance is now in the top quartile of the industry, and we will continue to strive for improvements in all areas of this important aspect of our operations.

Distribution to shareholders

The Board has decided to recommend the resumption of dividend payments. The Group's tax position makes it no longer necessary to make distributions in the form of redeemable B shares as we have been doing for some years. Consequently, the directors recommend a final dividend of 1.1 pence per share taking the total return to shareholders for the year to 2.2 pence. Subject to approval at the Annual General Meeting, the dividend will be paid on 5 May 2006 to members on the register at the close of business on 7 April 2006. The Board intends to continue to review the dividend policy as earnings performance permits.

People

This is my first year at Elementis and I have been tremendously impressed by the depth of the talent and experience of the people I have met here. I would like to express my appreciation and that of the entire Board for the dedication of our employees during the recent period of restructuring. It is my hope and belief that improving financial performance will create an environment in which their efforts can be well rewarded.

Going forward

The actions that have already been taken create the conditions for significant improvements in the coming year. The Board is, therefore, now able to turn its attention to the development of strategies that will improve our position in 2007 and beyond.

Edward Bramson
Executive Chairman
23 February 2006

Operating and Financial Review

Revenue	Revenue 2004 £million	Effect of exchange rates £million	Acquisitions and disposals 2005 £million
Specialties			
- Specialty products	140.3	0.1	(5.3)
- Surfactants	19.3	0.2	19.5
Specialties total	159.6	0.3	14.2
Pigments	79.1	0.9	13.4

Chromium	110.5	0.3	-
Specialty Rubber	45.9	(0.3)	(5.1)
Inter-segment	(5.9)	-	-
	389.2	1.2	22.5

Operating and Financial Review (continued)
Revenue

	Inc/(dec) 2005 £million	Revenue 2005 £million
Specialties		
- Specialty products	4.6	139.7
- Surfactants	6.7	45.7
Specialties total	11.3	185.4
Pigments	(2.7)	90.7
Chromium	18.6	129.4
Specialty Rubber	-	40.5
Inter-segment	(0.2)	(6.1)
	27.0	439.9

International financial reporting standards (IFRS)

The Group has reported on the basis of IFRS as adopted by the European Union (EU), and comparative data has been restated accordingly. In addition, the Group has restated its segmental information, in order to provide a clearer view of the underlying profit performance of the business units. Consequently central costs, which are not identifiable as costs of particular segments, are reported as a separate item and consist of those expenditures incurred by the Board of Directors, Company Secretary, Group finance and internal legal costs.

IFRS requires separate disclosure of items of income and expense which are material by virtue of their nature or amount. These items are considered to be most appropriately disclosed as exceptional. Elementis plc management consider that the information presented in the OFR provides useful financial information relating to the performance of the Group. This information should not be considered as an alternative, but as a supplementary to the full IFRS income statement presented on page 12.

Group results

Group sales were £439.9 million in 2005 compared to £389.2 million for the previous year. Sales increased by £33.8 million as a result of having a full year of sales from Sasol Servo BV ('Servo'), which was acquired in June 2004. Two businesses were sold during the year, the Hardman adhesives business and Specialty Rubber, which reduced reported sales by £11.3 million. After adjusting for these changes, sales increased by 7 per cent over the previous year. Improved pricing in all businesses, but particularly in Elementis Chromium, was the main driver of the increase in sales, with average prices improving by 7 per cent. Sales volumes were 2 per cent lower due to softer demand in the US Coatings market and the effects of price improvement programs.

Operating profit before exceptional items increased by £8.8 million to £20.3 million (2004: £11.5 million). Improved pricing contributed £31.2 million, offsetting increases in energy of £6.0 million and raw materials of approximately £10.3 million, with most of the variances occurring in Elementis Chromium. Lower volumes reduced operating profit by £5.7 million, while currency movements had a positive impact of £2.2 million.

Exceptional items before taxation in 2005 were a charge of £47.7 million (2004: £2.6 million). Consequently the Group is reporting an operating loss for the year from continuing operations of £25.4 million (2004: profit of £5.2 million).

Elementis Specialties

Phase one of the integration of the Servo business, acquired in June 2004, was completed during the year, generating £3.5 million of annualised cost savings. Servo products in the coatings and oilfield sectors complement well the Elementis products in those same markets, and have been fully integrated into the Elementis Specialties commercial organisation. Servo also produces a range of surfactants for industrial applications and the pulp and paper markets, and these do not directly overlap with existing Elementis products and markets.

In addition, Servo produces a range of driers for the coatings market, which were reported as part of Elementis Specialties in 2004. These were transferred to Elementis Pigments in 2005 where there is a similar range of products serving the same markets.

Operating profit 2005

£million	Operating profit	Exceptional items*	Adjusted operating profit
Continuing operations			
Specialties			
- Specialty products	14.6	2.4	17.0
- Surfactants	0.1	0.5	0.6
	14.7	2.9	17.6
Pigments	(5.9)	7.1	1.2
Chromium	(21.7)	29.5	7.8
Central costs	(12.5)	5.0	(7.5)
	(25.4)	44.5	19.1
Discontinued operations			
Speciality Rubber	1.2	-	1.2
	(24.2)	44.5	20.3

* excluding profit / (loss) on disposal of business

(continued from table above)

Operating profit £million	Operating profit	Exceptional items*	2004 Adjusted operating profit
Continuing operations			
Specialties			
- Specialty products	16.5	2.3	18.8
- Surfactants	(2.9)	1.6	(1.3)
	13.6	3.9	17.5
Pigments	1.8	-	1.8
Chromium	(0.9)	1.3	0.4
Central costs	(9.3)	-	(9.3)
	5.2	5.2	10.4
Discontinued operations			
Speciality Rubber	3.7	(2.6)	1.1
	8.9	2.6	11.5

* excluding profit / (loss) on disposal of business

Specialty Products

Global markets for Specialty products grew by around 2-3 per cent in the year, with China showing above average growth. The market for architectural coatings benefited from a robust US housing market, while growth in industrial coatings was strong in Asia, but relatively flat in Europe and the US, due in part to lower car production rates. The market for oil field products benefited from strong growth in North America, where there was a record number of drilling programs in Canada and good growth in the US despite some slowdown in the second half of the year due to hurricane damage. Growth in this sector is also being enhanced by the search for new reserves in increasingly remote and extreme environments, that require greater quantities of performance chemicals such as those produced by Elementis Specialties.

Product development programs resulted in four new products being introduced in the year for the growing Chinese market and for the oilfield sector.

Sales of Elementis Specialty products in 2005 were £139.7 million (2004: £140.3 million). Having a full year of sales from the Servo acquisition added £7.6 million to 2005 sales, but the sale of the Hardman adhesives business in June 2005 and the transfer of the Servo driers business to Pigments reduced reported turnover by £12.9 million. After adjusting for these changes, sales increased by 3 per cent over the previous year. Improved pricing added 4 per cent while volumes were down 2 per cent due to the softer US coatings market and the effects of the price improvement program. Volumes were also impacted by changes in supply chain processes following the implementation of the ERP program. Within this overall result, personal care made good progress and oil field sales enjoyed strong growth due to the market dynamics described above, and new opportunities from the Servo business. The latter included a one time opportunity to supply a large customer during a plant expansion, and the opening of a new pipeline in Azerbaijan.

Operating profit before exceptional items was £17.0 million (2004: £18.8 million) which is £0.4 million lower than the previous year after adjusting for acquisitions and disposals. Higher pricing was more than offset by lower volumes and higher energy costs and overheads. In addition, the revaluation of hectorite ore at its mine in California contributed £0.8 million to its result in the first half of 2005.

Surfactants

The surfactants business was acquired as part of the Servo acquisition. The global market for surfactants grew by around 3 per cent in 2005, but margins remained low due to strong competition and high raw material costs. A surfactant is a surface active ingredient used primarily in the formulation of detergents.

Sales of surfactants in 2005 were £45.7 million (2004: £19.3 million). The effect of owning Servo for a full year in 2005 increased reported sales by £19.5 million. Otherwise sales volumes improved by 18 per cent following the reorganisation of the commercial group as part of the acquisition integration process. Overall pricing was flat versus the previous year.

The operating profit before exceptional items in 2005 was £0.6 million (2004: loss of £1.3 million). If the Group had owned Servo for a full year in 2004, this would have represented an annualised improvement of £3.2 million and was the result of higher sales volumes and £1.5 million of cost savings from the reorganisation announced in July 2005. As part of this reorganisation employee numbers were reduced and business processes were streamlined to improve efficiency.

Elementis Chromium

Elementis Chromium for 2005 was characterised by a significant improvement in selling prices, which more than offset higher raw material and energy costs, and improved profitability by £7.4 million.

The global market for Chrome chemicals grew by 1-2 per cent in 2005, driven by strong growth in the US industrial CCA (Chromated copper arsenate) market and strong aerospace demand. The US CCA market for timber treatment benefited from exceptionally high demand for treated timber, especially utility poles, to repair hurricane damage in the second half of the year. The chromium oxide market for aerospace alloys grew by around 10 per cent driven by good recovery in aircraft production. Other market segments showed more modest growth while chromium oxide demand for pigments was depressed by a weaker US coatings market. Global supply-demand balances during the year were favourable, leading to higher sales prices, and were supported by plant closures in the Far East.

	2005	2004

	£million	£million
Sales		
- UK	56.4	51.7
- US	73.0	58.8
	129.4	110.5
Adjusted operating profit/(loss)*		
- UK	(0.3)	(6.3)
- US	8.1	6.7
	7.8	0.4

* before exceptional items

Elementis Chromium sales in 2005 were £129.4 million, an improvement of 17 per cent over the previous year. This was largely driven by a program of quarterly price increases, led by Elementis to restore profit margins, and resulted in a 21 per cent improvement in average prices versus the previous year. Prices improved in all major product sectors, but there were some related volume losses which resulted in an overall volume reduction of 4 per cent compared to 2004. Volumes were higher in North America, due to strong CCA demand, but lower in all other major geographic sectors. In Asia Pacific, there was a reduction in China, where pricing was less robust, but an increase in Japan where plant closures led to additional supply opportunities.

Operating profit before exceptional items in 2005 was £7.8 million compared to £0.4 million in 2004. Higher selling prices were the main driver of the overall improvement, and more than offset increases of £5.6 million in energy costs and £6.8 million in raw material costs.

The US business reported a profit of £8.1 million for the year (2004: £6.7 million) while the UK business, which is being restructured, reported a loss of £0.3 million (2004: £6.3 million). The UK business made a loss in the first half of the year but was profitable in the second half due to higher selling prices.

Operating profit before exceptional items

	Operating	Effect of	Acquisitions and

	profit * 2004 £million	exchange rates £million	disposals 2005 £million
Specialties			
- Specialty products	18.8	1.2	(1.3)
- Surfactants	(1.3)	-	(1.3)
Specialties total	17.5	1.2	(2.6)
Pigments	1.8	0.5	3.0
Chromium	0.4	0.9	-
Specialty Rubber	1.1	(0.1)	-
Central costs	(9.3)	(0.3)	-
	11.5	2.2	0.4

* before exceptional items

Operating profit before exceptional items (continued)

	Inc/(dec) 2005 £million	Operating profit * 2005 £million
Specialties		
- Specialty products	(1.7)	17.0
- Surfactants	3.2	0.6
Specialties total	1.5	17.6
Pigments	(4.1)	1.2
Chromium	6.5	7.8
Specialty Rubber	0.2	1.2
Central costs	2.1	(7.5)
	6.2	20.3

* before exceptional items

Elementis Pigments

In 2005 Elementis Pigments successfully completed the transitioning of its North American manufacturing base to a new plant in China. The majority of operations at the East St Louis plant closed on 30 June 2005 and most major customers have approved the new Chinese material.

Coatings markets served by Elementis Pigments showed the same overall trends as described under Elementis Specialty products. Good growth was seen in Asia but demand was relatively flat in the US and Europe. The US represents Elementis Pigments largest market and while there was reasonable growth in the architectural sector, demand for industrial applications was lower than the previous year leading to an overall softer coatings market for the year. In the construction market demand was also lower, albeit from record levels in the previous year.

Sales in Elementis Pigments were £90.7 million (2004: £79.1 million). The transfer of the driers business from Elementis Specialties in early 2005 contributed £13.4 million of the increase in sales. Otherwise prices improved by approximately 3 per cent due to increases being applied in all key market sectors to offset rising raw material and energy costs. Volumes were 6 per cent lower than 2004 due to the effects of the price increases as well as softer market demand.

Operating profit before exceptional items for the year was £1.2 million (2004: £1.8 million). Benefits from higher pricing and the inclusion of the Servo driers business were offset by lower sales volumes and second half inefficiencies from the transfer of production to the China plant. Additional inventory was produced at the higher cost East St Louis plant to support key customers during the transition, and this effectively delayed the benefits of selling the lower cost Chinese product until 2006. In addition the US plant continued to run during July and August as part of the shut down process and this led to some duplication of manufacturing costs with the Chinese plant, which started up at the same time. Going forward, the transfer of production to the new plant is expected to reduce annualised manufacturing costs by around £3.0 million, once the East St Louis inventory is fully depleted. Consequently 2006 is expected to benefit from around 70 per cent of this saving.

Central costs

Central costs in 2005 were reduced by £1.8 million to £7.5 million (2004: £9.3 million). The reduction was the result of a reorganisation of head office in which functions were downsized or absorbed by business units. Annual employee

related costs were reduced by around 80 per cent, by the end of 2005 and the full effect of the reductions will be reflected in 2006.

Exceptional items

In the first half, exceptional charges of £6.3 million were announced. These comprised the closure of the majority of operations at the Pigments' East St Louis plant, the first phase of the Servo integration, a head office restructure and the disposal of the Hardman adhesives business. The first phase of a strategic review was announced on 31 October 2005, which resulted in exceptional charges of £38.4 million. These related to the closure of a kiln at Chromium, together with severance and other restructuring costs. Further exceptional items of £3.0 million have been incurred in the second half from the sale of Specialty Rubber, curtailment gains on pension schemes related to the restructuring and the settlement of legal and insurance claims.

Total exceptional items before taxation in the year were £47.7 million (2004: £2.4 million) and are set out in note 5.

Interest

Net interest payable increased by £2.0 million to £7.6 million in 2005 (2004: £5.6 million). This includes £0.1 million (2004: £0.2 million) in respect of discontinued operations. Interest payable on net borrowings increased by £2.6 million to £6.4 million (2004: £3.8 million) due to higher average borrowings and higher interest rates. The finance charge in respect of pension and post-retirement benefits decreased by £0.7 million in the year, to £0.4 million (2004: £1.1 million) due to a higher expected return on UK pension scheme assets and contributions paid into the UK scheme.

Interest cover - the ratio of operating profit before exceptional items to interest on net borrowings - was 3.3 times (2004: 3.3 times).

Taxation

Tax charge	£million	Effective rate per cent
Before exceptional items	0.3	2.6
Exceptional items	3.1	(7.8)
Total	3.4	(12.0)

The low rate of taxation on profit before exceptional items is due to the amortisation of goodwill in the US for tax purposes. Taxation on exceptional items of £3.1 million arose on pension scheme curtailment gains and due to the write off of £2.3 million in relation to deferred tax previously provided on UK pension schemes. Potential deferred tax assets of £31.6 million (2004: £28.8 million) in respect of carried forward losses have not yet been recognised.

The effective tax rate on profit before exceptional items in 2006 will continue to be dependent on the mix of profits primarily between the UK and overseas, and the utilisation of tax losses in the UK and the US.

Earnings per share

Earnings per share for the year was a loss of 8.8 pence per share (2004: earnings of 0.8 pence), due to the exceptional charges in the year. Basic earnings per share before exceptional items increased to 2.8 pence (2004: 1.3 pence) due to the increased operating profit partly offset by increased net interest costs.

Dividends and issue of redeemable B shares

The Board has decided not to continue with the programme of issuing and redeeming redeemable B shares, and is proposing a final dividend of 1.1 pence per share. The total nominal value of redeemable B shares that were issued to shareholders during 2005 was 2.2 pence per ordinary share. A final offer will be made to existing holders of redeemable B shares to redeem any remaining B shares in issue for cash at their nominal value in November 2006.

Cash flow

The cash flow is summarised below:

	2005 £million	2004 £million
Ebitda(1)	38.5	27.0
Change in working capital	1.9	(5.1)
Capital expenditure	(16.8)	(22.0)
Pension	(14.1)	(4.6)
Interest and tax	(9.4)	1.8
Other	(1.8)	(2.2)
	(1.7)	(5.1)
Redemption of B shares	(9.7)	(9.2)

Acquisitions and disposals	23.7	(36.3)
Exceptional items	(12.7)	3.8
Currency fluctuations	(8.8)	3.5
Increase in net borrowings	(9.2)	(43.3)
Net borrowings at start of year	(90.2)	(46.9)
Net borrowings at end of year	(99.4)	(90.2)

(1)Ebitda - earnings before interest, tax, exceptional items, depreciation and amortisation

Net borrowings increased by £9.2 million in the year to £99.4 million. The strengthening of the US dollar against sterling increased reported borrowings by £8.8 million. Ebitda(1) increased by £11.5 million to £38.5 million (2004: £27.0 million) due to the improved operating performance. Cash flow from working capital was an inflow of £1.9 million. Inventory and debtors for continuing businesses both improved compared to the previous year end. Debtor days were 4 days lower at 57 days and inventory was 12 days lower at 77 days. Year end creditors were down 6 days to 66 days.

Capital expenditure in the year was £5.2 million lower than previous year at £16.8 million due to the completion of the ERP project in 2004 and the Tai Cang Pigments plant in June 2005. Total spend in 2005 represented 93 per cent of depreciation (2004: 143 per cent).

Payments to pension schemes net of service cost were £9.5 million higher than 2004 at £14.1 million as the Group made an additional contribution of £7.0 million into the UK scheme following the disposal of Specialty Rubber.

Balance sheet

	2005 £million	2004 £million
Intangible fixed assets	170.6	155.7
Other net assets	118.6	155.8
	289.2	311.5
Equity	189.8	221.3
Net borrowings	99.4	90.2

	2005	2004
	289.2	311.5
Gearing (2)	34%	29%

(2)the ratio of net borrowings to equity plus net borrowings

Currency fluctuations had a material impact on equity. The main currency exchange rates relevant to Elementis are set out below:

	2005		2004	
	Year end	Average	Year end	Average
US dollar	1.72	1.82	1.92	1.83
Euro	1.46	1.46	1.41	1.47

The majority of the Group's assets are stated in US dollars and the strengthening of the US dollar in 2005 increased equity by £18.3 million. This partly offset the loss after exceptional items in equity of £38.1 million.

Pensions and other post retirement benefits

The Group provides retirement benefits for the majority of its employees mainly through defined benefit schemes. A small number of defined contribution schemes are also provided and an unfunded post-retirement medical benefit scheme is provided in the US.

The net pension liability, which is calculated by the Group's actuaries and based upon fair value of the schemes' assets and present value of schemes' liabilities, decreased by £19.4 million to £62.0 million. This was due to a 16 per cent return from the assets of the UK pension plan plus employer contributions of £19.1 million and curtailment gains of £9.0 million associated with restructuring program. This more than offset liability increases of £33.3 million due to changes in mortality estimates and other assumptions.

In 2005, due to the curtailment gains there was a net credit to the income statement of £3.0 million (2004: charge of £7.2 million). Excluding these gains the total cost of pensions and post-retirement health care in the year was similar to 2004. Total contributions to pension and post retirement schemes in the year amounted to £19.1 million (2004: £10.7 million). Estimated contributions in 2006 are approximately £12.0 million.

Consolidated income statement
for the year ended 31 December 2005

	Note	Before exceptional items £million	Exceptional items (note 5) £million	2005 After exceptional items £million
Continuing operations				
Revenue		399.4	-	399.4
Cost of sales		(280.8)	(41.0)	(321.8)
Gross profit		118.6	(41.0)	77.6
Distribution costs		(58.5)	(2.6)	(61.1)
Administrative expenses		(41.0)	(0.9)	(41.9)
Operating profit/(loss)		19.1	(44.5)	(25.4)
Profit on disposal of business		-	4.6	4.6
Investment income	3	0.3	-	0.3
Finance costs	4	(7.8)	-	(7.8)
Profit/(loss) before income tax		11.6	(39.9)	(28.3)
Tax	6	(0.3)	(3.1)	(3.4)
Profit/(loss) for the year from continuing operations		11.3	(43.0)	(31.7)
Discontinued operations				
Profit/(loss) from discontinued operation		1.1	(7.8)	(6.7)
Profit/(loss) for the year		12.4	(50.8)	(38.4)
Attributable to:				
Equity holders of the parent		12.2	(50.3)	(38.1)
Minority interests		0.2	(0.5)	(0.3)
		12.4	(50.8)	(38.4)
Earnings per share	7	2.8	(11.6)	(8.8)

From continuing and discontinued operations:

	Note			
Basic (pence)				
From continuing operations:	7	2.6	(9.8)	(7.2)
Basic (pence)				

Consolidated income statement
for the year ended 31 December 2005 (continued)

	Note	Before exceptional items £million	Exceptional items (note 5) £million	2004 After exceptional items £million
Continuing operations				
Revenue		343.3	-	343.3
Cost of sales		(236.6)	-	(236.6)
Gross profit		106.7	-	106.7
Distribution costs		(56.4)	-	(56.4)
Administrative expenses		(39.9)	(5.2)	(45.1)
Operating profit/(loss)		10.4	(5.2)	5.2
Profit on disposal of business		-	-	-
Investment income	3	0.8	-	0.8
Finance costs	4	(6.2)	-	(6.2)
Profit/(loss) before income tax		5.0	(5.2)	(0.2)
Tax	6	1.0	0.2	1.2
Profit/(loss) for the year from continuing operations		6.0	(5.0)	1.0
Discontinued operations				
Profit/(loss) from discontinued operation		(0.2)	2.6	2.4
Profit/(loss) for the year		5.8	(2.4)	3.4
Attributable to:				
Equity holders of the parent		5.8	(2.4)	3.4
Minority interests		-	-	-

	Note			
		5.8	(2.4)	3.4
Earnings per share	7	1.3		
From continuing and discontinued operations:				
			(0.5)	0.8
Basic (pence)				
From continuing operations:	7	1.4	(1.2)	0.2
Basic (pence)				

Consolidated balance sheet
at 31 December 2005

	2005 31 December £million	2004 31 December £million
Non-current assets		
Goodwill and other intangible assets	170.6	155.7
Property, plant and equipment	141.1	173.0
Interests in associates	0.7	0.6
Other investments	2.6	1.3
Deferred tax assets	11.1	16.9
Total non-current assets	326.1	347.5
Current assets		
Inventories	63.5	68.3
Trade and other receivables	75.6	84.0
Cash and cash equivalents	13.0	11.5
Assets classified as held for sale	-	3.7
Total current assets	152.1	167.5
Total assets	478.2	515.0
Current liabilities		
Bank overdrafts and loans	(4.6)	(4.4)
Trade and other payables	(69.5)	(71.6)

Current tax liabilities	(5.6)	(8.2)
Provisions	(11.8)	(0.8)
Liabilities classified as held for sale	-	(1.3)
Total current liabilities	(91.5)	(86.3)
Non-current liabilities		
Loans and borrowings	(107.8)	(97.3)
Retirement benefit obligations	(62.0)	(81.4)
Deferred tax liabilities	(0.3)	(2.9)
Provisions	(22.4)	(21.6)
Government grants	(2.3)	(2.4)
Total non-current liabilities	(194.8)	(205.6)
Total liabilities	(286.3)	(291.9)
Net assets	191.9	223.1
Equity		
Share capital	21.8	23.8
Share premium	1.9	1.2
Other reserves	89.5	59.9
Retained earnings	76.6	136.4
Total equity attributable to equity holders of the parent	189.8	221.3
Minority equity interests	2.1	1.8
Total equity	191.9	223.1

Consolidated cash flow statement
for the year ended 31 December 2005

	2005 £million	2004 £million
Operating activities:		
(Loss)/profit for the year	(38.4)	3.4
Adjustments for:		
Investment income	(0.3)	(0.9)
Finance costs	7.9	6.5
Tax	3.4	(0.1)

Depreciation and amortisation	18.2	15.5
Decrease in provisions	(1.3)	(2.4)
Pension contributions net of current service cost	(14.1)	(4.6)
Share based payments	0.8	0.2
Exceptional items charged less cash flow	35.0	0.6
Operating cash flow before movement in working capital	11.2	18.2
Increase in inventories	(1.0)	(7.2)
Decrease/(increase) in trade and other receivables	0.3	(3.4)
Increase in trade and other payables	2.6	5.5
Cash generated by operations	13.1	13.1
Income taxes (paid)/received	(2.6)	4.5
Interest paid	(7.2)	(4.1)
Net cash flow from operating activities	3.3	13.5
Investing activities:		
Interest received	0.4	1.4
Disposal of property, plant and equipment	-	5.8
Purchase of property, plant and equipment	(16.8)	(22.0)
Acquisition of businesses	-	(36.3)
Disposal of businesses	23.7	-
Net cash flow from investing activities	7.3	(51.1)
Financing activities:		
Issue of shares	0.9	-
Redemption of B shares	(9.7)	(9.2)
Decrease in borrowings repayable within one year	(3.0)	(0.8)
Increase/(decrease) in borrowings repayable after one year	(0.9)	35.8
Repayment of obligations under finance lease	(0.2)	(0.2)
Net cash (used in)/from financing activities	(12.9)	25.6
Net decrease in cash and cash equivalents	(2.3)	(12.0)
Cash and cash equivalents at 1 January	10.3	22.6
Foreign exchange on cash and cash equivalents	0.4	(0.3)
Cash and cash equivalents at 31 December	8.4	10.3

Consolidated statement of recognised income and expense
for the year ended 31 December 2005

	2005 £million	2004 £million
Exchange differences on translation of foreign operations	18.3	(11.8)
Actuarial loss on pension and other post-retirement schemes	(1.5)	(4.7)
Deferred tax associated with pension and other post-retirement schemes	(0.9)	(8.9)
Gains on cash flow hedges taken to equity	0.7	-
Net income/(expense) recognised in equity	16.6	(25.4)
(Loss)/profit for the year	(38.4)	3.4
Total recognised income and expense	(21.8)	(22.0)
Effect of change in accounting policy		
Effect of adoption of IAS 32 and 39 on 1 January 2005 (with 2004 not restated) on:		
Share capital	(2.2)	-
	(24.0)	(22.0)
Total recognised income and expense is attributable to:		
Equity holders of the parent	(23.7)	(22.0)
Minority interests	(0.3)	-
	(24.0)	(22.0)

Notes to the financial statements

1 Preparation of the preliminary announcement

The financial information in this statement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures for the year ended 31 December 2004 are not the Group's financial statements for that year. Those financial statements, which were prepared under UK Generally Accepted Accounting Principles, have been reported on by the Group's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. The preliminary announcement was approved by the Board of Directors on 20 February 2005.

2 Basis of preparation

Elementis plc is a company incorporated in the UK. The information within this document has been prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU (adopted IFRS).

The Group financial statements have been prepared on the historical cost basis except that derivative financial instruments and financial instruments held for trading or available for sale are stated at their fair value. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. The accounting policies have been consistently applied across group companies to all periods presented and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to adopted IFRS, other than in respect of IAS 32 and IAS 39 which, as allowed by IFRS 1, have been implemented from 1 January 2005. The principal exception is that financial instruments accounting is determined on a different basis in 2005 and 2004 due to the transitional provisions of IAS 32 and IAS 39.

3 Investment income

	Continuing operations 2005 £million	Continuing operations 2004 £million	Discontinued operations 2005 £million	Discontinued operations 2004 £million
Interest on bank deposits	0.3	0.2	-	0.1
Interest on other loans	-	0.4	-	-
Interest on corporation tax refunds	-	0.2	-	-
	0.3	0.8	-	0.1

Investment income (continued)

	Total 2005 £million	Total 2004 £million
Interest on bank deposits	0.3	0.3
Interest on other loans	-	0.4
Interest on corporation tax refunds	-	0.2
	0.3	0.9

4 Finance costs

	Continuing operations		Discontinued operations	
	2005	2004	2005	2004
	£million	£million	£million	£million
Interest on bank loans	6.5	4.1	0.1	0.3
Interest on other loans	0.1	0.1	-	-
Total borrowing costs	6.6	4.2	0.1	0.3
Interest on corporation tax payments	0.1	-	-	-
Unwind of discount on provisions	0.7	0.9	-	-
Expected return on pension scheme assets	(24.8)	(23.4)	-	-
Interest on pension scheme liabilities	25.2	24.5	-	-
Pension and other post retirement liabilities	0.4	1.1	-	-
	7.8	6.2	0.1	0.3

...truncated

SEC FILE NO. 82-34751



Companies House
for the record

RECEIVED
2006 MAR 29 P 4:03

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 3299608

Company Name in full: ELEMENTIS PLC

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: 10 ALBEMARLE STREET

Post town:

County / Region: LONDON

Postcode: W1S 4BL

Signed: [signature] Date: 13-2-06

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARY'S OFFICE, ELEMENTIS PLC,
10 ALBEMARLE STREET, LONDON W1S 4BL

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — **DX 33050 Card**
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — **DX 235 Edinburgh or LP - 4 Edinburg**
for companies registered in Scotland

...CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Da... or period during which sh...s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	25421	3430	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	25p	46.54p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

...s that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments cons...*

Shareholder details	Shares and share ...	
Name Greenwood Nominees Limited Desig:-NONCFM / Part ID:-142GW Address 20 Moorgate LONDON UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 28,851
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **28,851**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/MDG/E6606 Tel: 01903 833161
DX number DX exchange

...CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

Company Number: 3299608

Company name in full: ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	25421	3430	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share (including any share premium)	25p	46.54p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments co...*

Shareholder details	Shares and sha...	
Name Greenwood Nominees Limited Desig:-NONCFM / Part ID:-142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 28,851
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **28,851**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________________ **Date** ____________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/MDG/E6606 Tel: 01903 833161
DX number DX exchange

SEC FILE NO. 82-34751

RNS number: 5836X
Company name: Elementis PLC
Category: Holding(s) in Company
Headline: Holding(s) in Company
Embargo: No
Related companies: None
Additional Distribution: None
Additional file: No
Webcast: No

Elementis plc ("the Company")

The Company announces that it was notified on 27 January 2006 under Section 198 of the Companies Act 1985 that as at 26 January 2006 Silchester International Investors Limited was interested in 53,178,853 Ordinary Shares of 5p each in the Company. These holdings represent 12.17% of the issued Ordinary Share capital of the Company as at 27 January 2006.

Jennifer Murphy
Company Secretary

27 January 2006

SEC FILE NO. 82-34751

RNS number: 7493W
Company name: Elementis PLC
Category: Holding(s) in Company
Headline: Holding(s) in Company
Embargo: No
Related companies: None
Additional Distribution: None
Additional file: No
Webcast: No

Elementis plc ("the Company")

The Company announces that it was notified on 10 January 2006 under Section 198 of the Companies Act 1985 that as at 10 January 2006 Silchester International Investors Limited was interested in 56,678,853 Ordinary Shares of 5p each in the Company. These holdings represent 12.98% of the issued Ordinary Share capital of the Company as at 10 January 2006.

Jennifer Murphy
Company Secretary

~~11~~ January 2006
10

Elementis plc ("the Company")

The Company announces that it was notified on 9 January 2006 under Section 198 of the Companies Act 1985 that as at 6 January 2006 Silchester International Investors Limited was interested in 58,711,853 Ordinary Shares of 5p each in the Company. These holdings represent 13.44% of the issued Ordinary Share capital of the Company as at 9 January 2006.

Jennifer Murphy
Company Secretary

9 January 2006

SEC FILE NO. 82-34751



Companies House
— for the record —

Bulk List

+1K (1/1/06) cdrom 6645 pages.

Company Name
ELEMENTIS PLC ✓

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3299608 ✓
Information extracted from Companies House records on 10th December 2005

Section 1: Company details

Ref: 3299608/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Elementis House 66 Kingston Road Staines TW18 4ES	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds Tsb Registrars The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 2466 Mfr of other chemical products	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Number - 3299608

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Mark Darren PRUDDEN **Address** **Hedgerows** **Heather Wold** **Burghclere** **Berkshire** **RG20 9BG**	Name JENNIFER MURPHY ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 20 HAMILTON ROAD TWICKENHAM MIDDX UK Postcode TW2 6SN Date of change 15/12/2005 Date Mark Darren PRUDDEN ceased to be secretary (if applicable) 15/12/2005
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Edward John BRAMSON** **Address** **500 Park Avenue** **Apartment 28B** **New York** **Ny 10022** **Date of birth** **07/03/1951** **Nationality** **British** **Occupation** **Compant Director**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode ____ ___ Date of birth __/__/____ Nationality ________ Occupation ________ Date of change __/__/____ Date Edward John BRAMSON ceased to be director (if applicable) __/__/____

Company Number - 3299608

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ian BRINDLE **Address** Milestones Packhorse Road Bessels Green Sevenoaks Kent TN13 2QP **Date of birth** 17/08/1943 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Ian BRINDLE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Christopher Francis Gregory GIRLING **Address** 12 Spithead Close Seaview Isle Of Wight PO34 5AZ **Date of birth** 08/01/1954 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Christopher Francis Gregory GIRLING ceased to be director (if applicable) __ / __ / ____

Company Number - 3299508

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Dr Kevin Roger Kenneth MATTHEWS**	Name ______
	Address **Birchwood House** **Pages Lane** **Hornton** **OX15 6BX**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth **11/11/1963**	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Nationality** **British**	Date of birth __/__/____
	Occupation **Director**	Nationality ______ Occupation ______ Date of change __/__/____ Date Dr Kevin Roger Kenneth MATTHEWS ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Kenneth Joseph MINTON CBE**	Name ______
	Address **7 Midway** **St Albans** **Hertfordshire** **AL3 4BD**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth **17/01/1937**	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Nationality** **British**	Date of birth __/__/____
	Occupation **Company Director**	Nationality ______ Occupation ______ Date of change __/__/____ Date Kenneth Joseph MINTON CBE ceased to be director (if applicable) __/__/____

Company Number - 3299608

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Matthew Roy PEACOCK **Address** Villa Santa Maddalena Strada Santa Maddalena Amelia Tr 05022 Italy **Date of birth** 29/09/1961 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Matthew Roy PEACOCK ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Brian Geoffrey TAYLORSON **Address** Sandton House 3 Simmons Gate Esher Surrey KT10 9DL **Date of birth** 15/11/1955 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Brian Geoffrey TAYLORSON ceased to be director (if applicable) __ / __ / ____

Company Number - 3299608

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY SHARES OF 5p	436,809,834	£21,840,491.70
REDEEMABLE B SHARES OF 1P	212,453,281	£2,124,532.81

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 649,263,115.

Aggregate Nominal Value of issued shares: £23,965,023

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [ ] A list of changes is enclosed
- [x] A full list of members is enclosed

The last full list of members was received on: 07/01/2005

> **REMEMBER:**
> *Changes to shareholder particulars or details of shares transferred to be completed each year*
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 3299608

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name Address UK Postcode	SEE ATTACHED CD		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3299608

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3299608



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary) Date 12/01/2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *7/1/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☑ If you wish to change your next return to a date earlier than **7th January 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: M. CULNANE

Telephone number *inc code*: 01784227021

Address:
CLEMENTIS PLC
CLEMENTIS HOUSE
56 KINGSTON ROAD
STAINES

Postcode: TW18 4ES

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

FORM ML8
CDROM/FICHE


A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 3299608

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636
SEARCH ROOM CUSTOMERS – ASK AT THE COUNTER

SEC FILE NO. 82-34751

RNS Number:7745V
Elementis PLC
16 December 2005

16 December 2005

Elementis plc

Trading Statement

Friday 16 December 2005: Elementis plc (LSE:ELM) today issues a trading update, ahead of the preliminary results for the year ending 31 December 2005.

As stated at the time of the Strategic Review Announcement on 31 October 2005, the company's current trading performance is in line with its expectations for the year ending 31 December 2005.

The company will make its Preliminary Results announcement at the end of February 2006. In addition, the results of the second phase of the Board's Strategic Review, focussing principally on the Specialties business, will be announced around the end of March 2006.

- Ends -

Further Enquiries:

Elementis Tel +44 (0) 1784 227000

Edward Bramson - Chairman
Brian Taylorson - Finance Director

Financial Dynamics Tel +44 (0) 20 7831 3113

Andrew Dowler
Greg Quine

RNS number: 8367V
Company name: Elementis PLC
Category: Holding(s) in Company
Headline: Holding(s) in Company
Embargo: No
Related companies: None
Additional Distribution: None
Additional file: No
Webcast: No

Elementis plc ("the Company")

The Company announces that it was notified on 16 December 2005 under Section 198 of the Companies Act 1985 that as at the close of business on 9 December 2005 Brandes Investment Partners, L.P was interested in 3,840,193 Ordinary Shares of 5p each in the company. These holdings represent 0.88% of the issued Ordinary Share capital of the Company as at 16 December 2005.

Jennifer Murphy
Company Secretary

16 December 2005



BLACK CAPITALS

SEC FILE NO. 82-34751

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	69,270	73,451	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	29p	56.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and sha[...]	
Name Cazenove Nominees Limited Des ESOS Part ID 142CN Address 20 Moorgate, LONDON EC2R 6DA UK Postcode	Class of shares allotted Ordinary	allot[...] 142,721
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **142,721**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SJK/E5109 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC FILE NO. 82-34751

88(2)

RECEIVED

2006 MAR 28 P [illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,588	8,667	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	53.36p	21.92p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 16,255
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Ordinary**	Number allotted **16,255**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ____________________ **Date** ____________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House
56 Kingston Road
Staines
Middlesex TW18 4ES
Tel 01784 227000 Fax 01784 460731
DX number DX exchange

...PLETE IN
...IPT OR IN
BOLD BLACK CAPITALS

SEC FILE NO. 82-34751

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Da... period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	49,268	52,587	63,450
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	51.25p	29.00p	56.50p

Lis... e names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class	
Name: Cazenove Nominees Limited a/c ESOS Address: ~~12 Tokenhouse Yard~~ 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 165,305
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **165,305**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/PCH 4839 Tel: 01903 833393

DX number DX exchange

RNS Number:4871V
Elementis PLC
12 December 2005

Elementis plc ('the Company')

The Company announces that it was notified on 9 December 2005 under Section 198 of the Companies Act 1985 that as at the close of its business on 8 December 2005, UBS AG, acting through its business group and legal entities had an interest in 18,065,213 Ordinary shares of 5p each in the capital of the Company. These holdings represent 4.15% of the issued ordinary share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLIIFEAFDLFLIE

SEC FILE NO. 82-34751

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC FILE NO. 82-34751

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	58,894	71,858	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	29p	56.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Desig:-ESOS / Part ID:-142CN Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Ordinary	130,752
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	130,752

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JP4767 Tel: 01903 833208

DX number DX exchange

SEC FILE NO. 82-34751

RECEIVED
2006 MAR 28 P 4:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:3473V
Hanover (Cayman) General Ptrs II LP
08 December 2005

FORM SAR 3

DISCLOSURE OF ACQUISITIONS
(Rule 3 of The Rules Governing Substantial Acquisitions of Shares)

Name of acquirer	HANOVER (CAYMAN) GENERAL PARTNER II LP
Beneficial owner, if different from above	HANOVER I MASTER FUND LP (OWNER OF 2,946,182 SHARES) AND HANOVER I FUND LP (OWNER OF 860,747 SHARES)
Names of any other persons acting by agreement or understanding (see SAR 5)	HANOVER INVESTORS PARTNERS-V,LLC (OWNER OF 65,323,071 SHARES)
Company dealt in	ELEMENTIS PLC
Class of voting shares (eg ordinary shares)	ORDINARY SHARES
Date of acquisition	30 NOVEMBER 2005
Number of shares acquired	875,000 ON 30 NOVEMBER 2005
Number of rights over shares acquired £	N/A
Nature of rights over shares	N/A
Total holding of voting shares (and percentage of total voting shares in issue)	70,005,000 (16.09%)
Total holding of rights over shares (and percentage of total voting shares in issue)	N/A

Combined total holding (and percentage) of

voting shares and rights over shares	70,005,000 (16.09%)
Date of disclosure	8 DECEMBER 2005
Contact name	RENATA O'DONNELL
Telephone number	020 7766 8403

£ See the definition of 'rights over shares' in the Definitions Section of the SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

SADUWRARVBRURAA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC FILE NO. 82-34751

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Da[illegible]r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	347,826	194,285	58,536
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	24.75p	35.00p	51.25p

Li[illegible]he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited (Desig: ESOS Part Id:142CN) Address: 20 Moorgate LONDON UK Postcode: EC2R 6DA	Ordinary	542,111
Name: Mr.Philip Brown Address: Pine View Cottage Plover Lane Lower Common Eversley Hampshire UK Postcode: RG27 0QX	Ordinary	58,536
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:	TOTAL	600,647

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./LB/E4726 Tel: 01903 833017
DX number DX exchange

RNS Number:1234V
Elementis PLC
05 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC ('ELEMENTIS')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

SEC FILE NO. 82-34751

THE ACQUISITION OF SHARES IN ELEMENTIS (AS DETAILED BELOW) ARE HEREBY NOTIFIED PURSUANT TO (i) ABOVE ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP AS TRANSACTIONS CONDUCTED ON THEIR OWN ACCOUNT AND PURSUANT TO (ii) ABOVE BY EDWARD BRAMSON

3. Name of person discharging managerial responsibilities/director

EDWARD BRAMSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HANOVER I FUND LP;

HANOVER I MASTER FUND LP.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED TO IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES LIMITED - 4,906,929 - HELD ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP (AFTER THE ACQUISITIONS AS DETAILED BELOW)

8. State the nature of the transaction

ACQUISITION OF 1,100,000 SHARES BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP (AS DETAILED BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired

875,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 30 NOVEMBER 2005;

225,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 1 DECEMBER 2005;

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.20% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 30 NOVEMBER 2005;

0.05% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 1 DECEMBER 2005;

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

70P IN RELATION TO ACQUISITION ON 30 NOVEMBER 2005

69.78P IN RELATION TO ACQUISITION ON 1 DECEMBER 2005

14. Date and place of transaction

    ACQUISITIONS BY VIDACOS LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP:

    * 30 NOVEMBER 2005, LONDON

    * 1 DECEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    1. EDWARD BRAMSON IS INTERESTED IN THE FOLLOWING ELEMENTIS SHARES PURSUANT TO SECTION 324 OF THE COMPANIES ACT 1985 - 4,906,929 (1.13%)

    2. VIDACOS NOMINEES LIMITED - 1,109,457 (0.26%) ON BEHALF OF HANOVER I FUND LP AND 3,797,472 (0.87%) ON BEHALF OF HANOVER I MASTER FUND LP

16. Date issuer informed of transaction

    2 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

MARK PRUDDEN

Date of notification

5 DECEMBER 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEAEASEEXSFFE

RNS Number:1232V
Elementis PLC
05 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC ('ELEMENTIS')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE ACQUISITIONS OF SHARES IN ELEMENTIS (AS DETAILED BELOW) ARE HEREBY NOTIFIED PURSUANT TO (i) ABOVE ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP AS TRANSACTIONS CONDUCTED ON THEIR OWN ACCOUNT AND PURSUANT TO (ii) ABOVE BY MATTHEW PEACOCK

3. Name of person discharging managerial responsibilities/director

   MATTHEW PEACOCK

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   HANOVER I FUND LP;

   HANOVER I MASTER FUND LP.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED TO IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   VIDACOS NOMINEES LIMITED - 4,906,929 - HELD ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP (AFTER THE ACQUISITIONS AS DETAILED BELOW)

8. State the nature of the transaction

ACQUISITION OF 1,100,000 SHARES BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP (AS DETAILED BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired

875,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 30 NOVEMBER 2005;

225,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 1 DECEMBER 2005.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.20% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 30 NOVEMBER 2005;

0.05% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 1 DECEMBER 2005.

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

70P IN RELATION TO ACQUISITION ON 30 NOVEMBER 2005

69.78P IN RELATION TO ACQUISITION ON 1 DECEMBER 2005

14. Date and place of transaction

    ACQUISITIONS BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP

    * 30 NOVEMBER 2005, LONDON

    * 1 DECEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    1. MATTHEW PEACOCK IS INTERESTED IN THE FOLLOWING ELEMENTIS SHARES PURSUANT TO SECTION 324 OF THE COMPANIES ACT 1985 - 4,906,929 (1.13%)

    2. VIDACOS NOMINEES LIMITED - 1,109,457 (0.26%) ON BEHALF OF HANOVER I FUND LP AND 3,797,472 (0.87%) ON BEHALF OF HANOVER I MASTER FUND LP.

16. Date issuer informed of transaction

    2 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK PRUDDEN

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 5 DECEMBER 2005

END

RDSEAEASEEXSFFE



Fax message



SEC FILE NO. 82-34751


ELEMENTIS

To:	Regulatory News Service London Stock Exchange	Fax no:	020 7588 6057
From:	Mark Prudden	Direct fax no:	01784 417850
		Tel no:	01784 227022
Copies to:			
No of pages:	7	Date:	5 December 2005

Message:

Dear Sirs,

Notification of Transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Please find attached an announcement in respect of the above.

The RNS Security Number is 421556.

If you have any queries please contact me on 01784 227022

Yours faithfully,

Mark Prudden
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. **Name of the issuer**

   Elementis plc ("Elementis")

2. **Details of whether the notification relates to:**

   (i) **a transaction required to be notified in accordance with DR 3.1.2R or**

   (ii) **a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or**

   (iii) **both (i) and (ii)**

   The acquisitions of shares in Elementis (as detailed below) are hereby notified pursuant to (i) above on behalf of Hanover I Fund LP and Hanover I Master Fund LP as transactions conducted on their own account and pursuant to (ii) above by Matthew Peacock.

3. **Name of person discharging managerial responsibilities/director**

   Matthew Peacock

4. **The notification relates to the following person or persons connected with a person discharging managerial responsibilities/director named in 3:**

   Hanover I Fund LP;

   Hanover I Master Fund LP.

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**

The notification is in respect of the holdings of the persons referred to in 4. above.

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**

Ordinary shares

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**

Vidacos Nominees Limited – 4,906,929 – held on behalf of Hanover I Fund LP and Hanover I Master Fund LP (after the acquisitions as detailed below).

8 **Nature of the transactions**

Acquisition of 1,100,000 shares by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP (as detailed below).

9. **Number of shares, debentures or financial instruments relating to shares acquired**

875,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 30 November 2005;

225,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 1 December 2005.

10. **Percentage of issued class acquired (excluding treasury shares of that class)**

0.20% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 30 November 2005;

0.05% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 1 December 2005.

11. **Number of shares, debentures or financial instruments relating to shares disposed**

NA

12. **Percentage of issued class disposed (excluding treasury shares of that class)**

NA

13. **Price per share or value of transactions**

70p in relation to acquisition on 30 November 2005

69.78p in relation to acquisition on 1 December 2005

14. Date and place of transactions

Acquisitions by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP:

- 30 November 2005, London
- 1 December 2005, London

15. **Total holding following notification and total percentage holding following notification (excluding any treasury shares):**

1. Matthew Peacock is interested in the following Elementis shares pursuant to section 324 of the Companies Act 1985 – 4,906,929 (1.13%).

2. Vidacos Nominees Limited – 1,109,457 (0.26%) on behalf of Hanover I Fund LP and 3,797,472 (0.87%) on behalf of Hanover I Master Fund LP.

16. **Date issuer informed of transaction**

2 December 2005

Name and signature of duly authorised officer of Elementis plc responsible for making notification

Mark Prudden Mark Prudden

Date of notification 5 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. **Name of the issuer**

   Elementis plc ("Elementis")

2. **Details of whether the notification relates to:**

   (i) a transaction required to be notified in accordance with DR 3.1.2R or

   (ii) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   The acquisitions of shares in Elementis (as detailed below) are hereby notified pursuant to (i) above on behalf of Hanover I Fund LP and Hanover I Master Fund LP as transactions conducted on their own account and pursuant to (ii) above by Edward Bramson.

3. **Name of person discharging managerial responsibilities/director**

   Edward Bramson

4. **The notification relates to the following person or persons connected with a person discharging managerial responsibilities/director named in 3:**

   Hanover I Fund LP;

   Hanover I Master Fund LP.

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**

   The notification is in respect of the holdings of the persons referred to in 4. above.

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**

   Ordinary shares

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**

   Vidacos Nominees Limited – 4,906,929 – held on behalf of Hanover I Fund LP and Hanover I Master Fund LP (after the acquisitions as detailed below).

8 **Nature of the transactions**

   Acquisition of 1,100,000 shares by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP (as detailed below).

9. **Number of shares, debentures or financial instruments relating to shares acquired**

   875,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 30 November 2005;

   225,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 1 December 2005.

10. **Percentage of issued class acquired (excluding treasury shares of that class)**

    0.20% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 30 November 2005;

    0.05% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 1 December 2005.

11. **Number of shares, debentures or financial instruments relating to shares disposed**

    NA

12. **Percentage of issued class disposed (excluding treasury shares of that class)**

    NA

13. **Price per share or value of transactions**

    70p in relation to acquisition on 30 November 2005

    69.78p in relation to acquisition on 1 December 2005

14. **Date and place of transactions**

Acquisitions by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP:

- 30 November 2005, London
- 1 December 2005, London

15. **Total holding following notification and total percentage holding following notification (excluding any treasury shares):**

1. Edward Bramson is interested in the following Elementis shares pursuant to section 324 of the Companies Act 1985 – 4,906,929 (1.13%).
2. Vidacos Nominees Limited – 1,109,457 (0.26%) on behalf of Hanover I Fund LP and 3,797,472 (0.87%) on behalf of Hanover I Master Fund LP.

16. **Date issuer informed of transaction**

2 December 2005

Name and signature of duly authorised officer of Elementis plc responsible for making notification

Mark Prudden

Date of notification 5 December 2005

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC FILE NO. 82-34751

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	31,861		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:-NONCFM / Part ID:-142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 31,861
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 31,861

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JP4628 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC FILE NO. 82-34751

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	245,562		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	51.25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig: ESOS Part Id: 142CN) Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 245,562
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **245,562**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./LB/E4387 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC FILE NO. 82-34751

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	181493		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	29p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig:- ESOS / Part ID:- 142CN Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 181493
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 181493

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./RJB/4294 Tel: 01903 833208

DX number DX exchange

SEC FILE NO. 82-34751

RNS Number:2735U
Elementis PLC
17 November 2005

Elementis plc ('the Company')

The Company announces that it was notified on 16 November 2005 under Section 198 of the Companies Act 1985 that as at the close of its business on 14 November 2005, UBS AG, acting through its business group and legal entities had an interest in 13,113,921 Ordinary shares of 5p each in the capital of the Company. These holdings represent 3.01% of the issued ordinary share capital of the Company.

Penny Watson
Company Secretarial Assistant

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLIIFEALDLDLIE

RNS Number:1347U
Elementis PLC
15 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC ('ELEMENTIS')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE ACQUISITIONS OF SHARES IN ELEMENTIS (AS DETAILED BELOW) ARE HEREBY NOTIFIED PURSUANT TO (i) ABOVE ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP AS TRANSACTIONS CONDUCTED ON THEIR OWN ACCOUNT AND PURSUANT TO (ii) ABOVE BY MATTHEW PEACOCK

3. Name of person discharging managerial responsibilities/director

MATTHEW PEACOCK

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HANOVER I FUND LP;

HANOVER I MASTER FUND LP.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED TO IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES LIMITED - 3,806,929 - HELD ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP (AFTER THE ACQUISITIONS AS DETAILED BELOW)

8. State the nature of the transaction

ACQUISITION OF 1,475,000 SHARES BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP (AS DETAILED BELOW)

9. Number of shares, debentures or financial instruments relating to shares acquired

325,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 8 NOVEMBER 2005;

150,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 11 NOVEMBER 2005;

1,000,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 14 NOVEMBER 2005;

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.08% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 8 NOVEMBER 2005;

0.03% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 11 NOVEMBER 2005;

0.23% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP ON 14 NOVEMBER 2005;

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

    67P IN RELATION TO ACQUISITION ON 8 NOVEMBER 2005

    68P IN RELATION TO ACQUISITION ON 11 NOVEMBER 2005

    68.5P IN RELATION TO ACQUISITION ON 14 NOVEMBER 2005

14. Date and place of transaction

    ACQUISITIONS BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER I FUND LP AND HANOVER I MASTER FUND LP

    * 8 NOVEMBER 2005, LONDON
    * 11 NOVEMBER 2005, LONDON
    * 14 NOVEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    1. MATTHEW PEACOCK IS INTERESTED IN THE FOLLOWING ELEMENTIS SHARES PURSUANT TO SECTION 324 OF THE COMPANIES ACT 1985 - 3,806,929 (0.88%)

    2. VIDACOS NOMINEES LIMITED - 860,747 (0.20%) ON BEHALF OF HANOVER I FUND LP AND 2,946,182 (0.68%) ON BEHALF OF HANOVER I MASTER FUND LP.

16. Date issuer informed of transaction

    14 NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK PRUDDEN

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 15 NOVEMBER 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEANFSFSSSFEE

RNS Number:1346U
Elementis PLC
15 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC ('ELEMENTIS')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

SEC FILE NO. 82-34751

THE ACQUISITIONS OF SHARES IN ELEMENTIS (AS DETAILED BELOW) ARE HEREBY NOTIFIED PURSUANT TO (i) ABOVE ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP AS TRANSACTIONS CONDUCTED ON THEIR OWN ACCOUNT AND PURSUANT TO (ii) ABOVE BY EDWARD BRAMSON.

3. Name of person discharging managerial responsibilities/director

EDWARD BRAMSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HANOVER 1 FUND LP
HANOVER 1 MASTER FUND LP

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDINGS OF THE PERSONS REFERRED TO IN 4 ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES LIMITED - 3,806,929 - HELD ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP (AFTER THE ACQUISITIONS AS DETAILED BELOW).

8. State the nature of the transaction

ACQUISITION OF 1,475,000 SHARES BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP (AS DETAILED BELOW).

9. Number of shares, debentures or financial instruments relating to shares acquired

325,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 8 NOVEMBER 2005;

150,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 11 NOVEMBER 2005;

1,000,000 BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 14 NOVEMBER 2005.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.07% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 8 NOVEMBER 2005;

0.03% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 11 NOVEMBER 2005;

0.23% BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP ON 14 NOVEMBER 2005;

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

67P IN RELATION TO ACQUISITION ON 8 NOVEMBER 2005

68P IN RELATION TO ACQUISITION ON 11 NOVEMBER 2005

68.5P IN RELATION TO ACQUISITION ON 14 NOVEMBER 2005

14. Date and place of transaction

ACQUISITIONS BY VIDACOS NOMINEES LIMITED ON BEHALF OF HANOVER 1 FUND LP AND HANOVER 1 MASTER FUND LP:

* 8 NOVEMBER 2005, LONDON
* 11 NOVEMBER 2005, LONDON
* 14 NOVEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1. EDWARD BRAMSON IS INTERESTED IN THE FOLLOWING ELEMENTIS SHARES PURSUANT TO SECTION 324 OF THE COMPANIES ACT 1985 - 3,806,929 (0.88%)

2. VIDACOS NOMINEES LIMITED - 860,747 (0.20%) ON BEHALF OF HANOVER 1 FUND LP AND 2,946,182 (0.68%) ON BEHALF OF HANOVER 1 MASTER FUND LP

16. Date issuer informed of transaction

14 NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK PRUDDEN

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 15 NOVEMBER 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEANFSFSSSFEE

RNS Number:0259U
Elementis PLC
11 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Elementis plc ('Elementis')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(A) The disposal of shares in Elementis (as detailed below) is hereby notified pursuant to (i) above:

* on behalf of Hanover Investors Partners - IV, LP as a transaction conducted on its own account; and

* by Edward Bramson as a transaction conducted on his own account

(B) The acquisitions of shares in Elementis (as detailed below) are hereby notified pursuant to (i) above on behalf of Hanover I Fund LP and Hanover I Master Fund LP as transactions conducted on their own account and pursuant to (ii) above by Edward Bramson.

3. Name of person discharging managerial responsibilities/director

Edward Bramson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Hanover Investors Partners - IV, LP;
Hanover I Fund LP;
Hanover I Master Fund LP.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification is in respect of the holdings of the persons referred to in 4. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

(A) P H Nominees Limited - 371,929 - held on behalf of Hanover Investors Partners - IV, LP (prior to the disposal as detailed below).

(B) Vidacos Nominees Limited - 2,331,929 - held on behalf of Hanover I Fund LP and Hanover I Master Fund LP (after the acquisitions as detailed

below).

8. State the nature of the transaction

   (A) Disposal of 371,929 shares in Elementis by P H Nominees Limited on behalf of Hanover Investors Partners - IV, LP.

   (B) Acquisition of 2,331,929 shares by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP (as detailed below).

9. Number of shares, debentures or financial instruments relating to shares acquired

   661,929 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I master Fund LP on 1 November 2005;

   120,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 2 November 2005;

   1,550,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 4 November 2005;

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

   0.15% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master LP on 1 November 2005;

   0.03% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 2 November 2005;

   0.36% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 4 November 2005.

11. Number of shares, debentures or financial instruments relating to shares disposed

   371,929 by P H Nominees Limited on behalf of Hanover Investors Partners - IV, LP.

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.09% by P H Nominees Limited on behalf of Hanover Investors Partners - IV, LP.

13. Price per share or value of transaction

(A) 63.75p
(B) 63.67p in relation to acquisition on 1 November 2005
(B) 64p in relation to acquisition on 2 November 2005
(B) 68p in relation to acquisition on 4 November 2005

14. Date and place of transaction

(A) Disposal by P H Nominees on behalf of Hanover Investors Partners - IV, LP - 1 November 2005, London

(B) Acquisitions by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP:

* 1 November 2005, London
* 2 November 2005, London
* 4 November 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1. Edward Bramson is interested in the following Elementis shares pursuant to section 324 of the Companies Act 1985 - 2,331,929 (0.54%).

2. Hanover Investors Partners - IV, LP - number of Elementis shares held - zero.

3. Vidacos Nominees Limited - 527,249 (0.12%) on behalf of Hanover I Fund LP and 1,804,680 (0.42%) on behalf of Hanover I Master Fund LP.

16. Date issuer informed of transaction

7 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

Brian Taylorson

Date of notification 11 November 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEALFFFALSFFE

RNS Number:0261U
Elementis PLC
11 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Elementis plc ('Elementis')

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(A) The disposal of shares in Elementis (as detailed below) is hereby notified pursuant to (i) above on behalf of Hanover Investors Partners - IV, LP as a transaction conducted on its own account.

(B) The acquisitions of shares in Elementis (as detailed below) are hereby notified pursuant to (i) above on behalf on Hanover I Fund LP and Hanover I Master Fund LP as transactions conducted on their own account and pursuant to (ii) above by Matthew Peacock.

3. Name of person discharging managerial responsibilities/director

Matthew Peacock

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Hanover Investors Partners - IV, LP;
Hanover I Fund LP;
Hover I Master Fund LP.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification is in respect of the holdings of the persons referred to in 4 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

(A) P H Nominees Limited - 371,929 - held on behalf of Hanover Investors Partners - IV, LP (prior to the disposal as detailed below).

(B) Vidacos Nominees Limited - 2,331,929 - held on behalf of Hanover I Fund LP and Hanover I Master Fund LP (after the acquisitions as detailed below).

8. State the nature of the transaction

(A) Disposal of 371,929 shares in Elementis by P H Nominees Limited on behalf of Hanover Investors Partners - IV, LP.

(B) Acquisition of 2,331,929 shares by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP (as detailed below).

9. Number of shares, debentures or financial instruments relating to shares acquired

661,929 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 1 November 2005;

120,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 2 November 2005;

1,550,000 by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 4 November 2005.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.15% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 1 November 2005;

0.03% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 2 November 2005;

0.36% by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP on 4 November 2005.

11. Number of shares, debentures or financial instruments relating to shares

disposed

371,929 by P H Nominees Limited on behalf of Hanover Investors Partners - IV, LP.

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.09% by P H Nominees Limited on behalf of Hanover Investors Partners - IV, LP.

13. Price per share or value of transaction

(A) 63.75p

(B) 63.67p in relation to acquisition on 1 November 2005

(B) 64p in relation to acquisition on 2 November 2005

(B) 68p in relation to acquisition on 4 November 2005

14. Date and place of transaction

(A) Disposal by P H Nominees on behalf of Hanover Investors Partners - IV, LP- 1 November 2005, London.

(B) Acquisition by Vidacos Nominees Limited on behalf of Hanover I Fund LP and Hanover I Master Fund LP:

* 1 November 2005, London
* 2 November 2005, London
* 4 November 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1. Matthew Peacock is interested in the following Elementis shares pursuant to section 324 of the Companies Act 1985 - 2,331,929 (0.54%).

2. Hanover Investors Partners - IV, LP - number of Elementis shares held - zero.

3. Vidacos Nominees Limited - 527,249 (0.12% on behalf of hanover I Fund LP and 1,804,680 (0.42%) on behalf of Hanover I Master Fund LP.

16. Date issuer informed of transaction

    7 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification Brian Taylorson

Date of notification 11 November 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEALFFFALSFFE

SEC FILE NO. 82-34751

RNS Number:5802T
Elementis PLC
03 November 2005

Elementis plc ('the Company')

Notification of Grant of Options to Persons Discharging Managerial Responsibilities

In accordance with Disclosure Rule 3.1.4R(i) of the Disclosure Rules sourcebook the Company announces that on 2 November 2005 the following options were granted over ordinary shares of £0.05p each in the capital of the Company pursuant to the rules of the Elementis plc 2003 Unapproved Executive Share Option Scheme at the exercise price of 64.50p:

Mr Charles Gregory McClatchy	250,000
Mr David Wayne Dutro	250,000
Mr William John French	200,000

These options are subject to performance criteria and are exercisable at any time between 3 and 10 years from the date of grant.

As a result of this grant, Messrs McClatchy, Dutro and French have options over 916,008, 960,330 and 748,728 respectively.

Mark Prudden
Company Secretary

For further information contact:

Elementis plc
Mark Prudden - Company Secretary

Telephone: 01784 227022

RNS Number:4183T
Elementis PLC
01 November 2005

01 November 2005

ELEMENTIS PLC

Completion of the sale of Specialty Rubber business

Elementis is pleased to announce the successful completion of the sale of Linatex, the specialty rubber business, on 31 October 2005.

The details of the sale remain the same as outlined in the Company's press release of 19 October 2005.

- Ends -

Enquiries:

Elementis plc		Tel: +44 (0)1784 227 000
Edward Bramson	Chairman	
Brian Taylorson	Finance Director	
Financial Dynamics		Tel: +44 (0) 207 831 3113
Andrew Dowler		
Greg Quine		

This information is provided by RNS
The company news service from the London Stock Exchange

END